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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  PRESS RELEASE - AMVESCAP AMENDS
                                -------------------------------
                                AIM MANAGEMENT SHARE RESTRICTIONS
                                ---------------------------------

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AMVESCAP PLC
114043
IMMEDIATE RELEASE  22 NOVEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942

                                                                  PRESS RELEASE

      CONTACTS:   ROBERT F. MCCULLOUGH             ANGUS MAITLAND
                  Chief Financial Officer          The Maitland Consultancy
                  404-724-4251                     44-20-7379-5151

               AMVESCAP AMENDS AIM MANAGEMENT SHARE RESTRICTIONS

LONDON - NOVEMBER 22, 2000 - The Board of Directors of AMVESCAP PLC has revised the terms of the restrictions over shares held by the former shareholders of AIM Management Group, Inc. The merger between INVESCO and AIM was completed in February, 1997 and the combined company changed its name to AMVESCAP PLC.

The Board has released restrictions covering all shares which would have been released from restrictions in February, 2001. Further, the shares held by Mr. Charles T. Bauer and related parties have all been released from restrictions given his retirement from the Board of Directors on December 31, 2000.

As a result of these actions, the following shares have been released from restrictions:

      Shares restricted to February, 2001                     46,675,443
      Shares held by Mr. Charles T. Bauer and related parties 38,627,102
                                                              ----------
                                                              85,302,545

The terms for the remaining shares held under restriction which lapse in February, 2002 will now lapse on October 2001. These restrictions cover 50,655,064 ordinary shares of the Company.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  22 November, 2000                 By  /s/ MICHAEL S. PERMAN
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                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary